CLARUS CORPORATION

2084 EAST 3900 SOUTH

SALT LAKE CITY, UTAH 84124

(801) 278-5552

December 14, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:           Clarus Corporation

Amendment No. 1 to Registration Statement on Form S-3

Filed November 17, 2017

File No. 333-218751

Dear Sirs:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, Amendment No. 2 to Clarus Corporation’s (the “Company” or “Clarus”) Registration Statement on Form S-3/A (the “S-3/A”).

The S-3/A and Exhibit 5.1 thereto have been revised in response to the Staff’s comments contained in the Commission’s letter of comment dated December 4, 2017 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto is the Company’s response to the Staff Letter. We also hereby submit on Schedule B hereto the acknowledgment of the Company as required by the Staff Letter.

Very truly yours,

CLARUS CORPORATION

/s/ Aaron J. Kuehne

Aaron J. Kuehne

Chief Financial Officer and Chief Administrative Officer

cc:   Donald E. Field

Laura Nicholson

Schedule A

Exhibit 5.1

1. We note that the registration statement, in addition to the shelf offering, also registers an offering by certain selling stockholders. Please have counsel revise the legal opinion to provide the required opinion regarding those shares. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011.

The Company notes the Staff’s comment and, in response to this comment, has revised Exhibit 5.1 accordingly.

Schedule B

Clarus Corporation Acknowledgement

Clarus Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CLARUS CORPORATION

/s/ Aaron J. Kuehne

Aaron J. Kuehne

Chief Financial Officer and Chief Administrative Officer